                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 14)(1)

                         Friendly Ice Cream Corporation
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    358497105
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 2 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    The Lion Fund L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 3 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari Capital Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 4 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari, Sardar
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 5 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Western Sizzlin Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 6 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Cooley, Philip L.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 7 of 14 Pages
----------------------                                    ----------------------

         The following  constitutes Amendment No. 14 ("Amendment No. 14") to the
Schedule 13D filed by the undersigned. This Amendment No. 14 amends the Schedule
13D as specifically set forth.

         Item 2 is hereby amended and restated to read as follows:

         (a-c,  f) This Schedule 13D is being filed jointly by (i) The Lion Fund
L.P., a Delaware  limited  partnership  (the "Lion Fund"),  (ii) Biglari Capital
Corp.,  a Texas  corporation  ("BCC"),  (iii) Sardar  Biglari,  a United  States
citizen,  (iv) Western Sizzlin Corp., a Delaware  corporation  ("WSC"), and (iv)
Philip  L.  Cooley,  a  United  States  citizen  (collectively,  the  "Reporting
Persons").

         The principal business address of the Lion Fund, BCC and Sardar Biglari is 9311 San Pedro Avenue,  Suite 1440, San Antonio,  Texas 78216.  The principal business  address of Philip L.  Cooley is c/o  Trinity  University,  One Trinity
Place, San Antonio,  Texas 78212. The principal  business address of WSC is 1338
Plantation Road, Roanoke, Virginia 24012.

         Sardar Biglari is the Chairman and Chief  Executive  Officer of BCC, an
investment  management firm that serves as the general partner to the Lion Fund.
The  principal  business  of the Lion Fund is  purchasing,  holding  and selling securities  for  investment  purposes.  Mr.  Biglari is also the Chairman of the
Board of WSC.  Philip  L.  Cooley  is the  Prassel  Distinguished  Professor  of
Business  at Trinity  University,  San  Antonio,  Texas.  Mr.  Cooley is also an advisory  director of BCC and Vice  Chairman of the Board of WSC. The  principal business  of WSC is to  operate  and/or  franchise  restaurants.  Set  forth  in
Schedule  A  annexed  hereto is the name and  present  principal  occupation  or employment and the name,  principal  business and address of any  corporation or other  organization  in which such  employment  is  conducted,  of each of WSC's directors and executive officers, as of the date hereof.

         (d) Neither the  Reporting  Persons nor any person listed on Schedule A has,  during  the last five  years,  been  convicted  in a  criminal  proceeding
(excluding traffic violations or similar misdemeanors).

         (e) Neither the  Reporting  Persons nor any person listed on Schedule A has,  during  the  last  five  years,  been a party to a civil  proceeding  of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Item 3 is hereby amended to add the following:

         The aggregate purchase price of the 100 Shares owned directly by Philip
L. Cooley is $1,049.  The Shares owned directly by Mr. Cooley were acquired with his personal funds.

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 8 of 14 Pages
----------------------                                    ----------------------

         Item 4 is hereby amended to add the following:

         On January 2, 2007,  the Lion Fund  issued a press  release  announcing that the Board of Directors of the Issuer rejected the Lion Fund's proposal that two  representatives  of the Lion Fund be  appointed  as directors of the Issuer subject  to the Issuer  agreeing  to  putting  to a  stockholder  vote a binding management proposal on the 2007 annual stockholders meeting agenda to declassify the Board of Directors. The Lion Fund stated that if the Board of Directors were concerned  about  acting in the best  interest  of  stockholders,  it would have already  acted on the Lion Fund's  previous  request to grant it two Board seats without  restrictions,  or the Board of Directors  would have  accepted the Lion
Fund's  recommendation  to put the  declassification  of the  Board to a binding stockholder  proposal.  A copy of the press  release is  attached  as an exhibit hereto and incorporated herein by reference.

         Item 5 is hereby amended and restated to read as follows:

         (a-e) As of the  date  hereof,  each of the  Reporting  Persons  may be deemed to be the beneficial owner of 1,182,488 Shares or 14.92% of the Shares of the Issuer,  based upon the 7,926,058 Shares outstanding as of October 31, 2006, according  to the  Issuer's  most  recent  Form 10-Q.  Of the  1,182,488  Shares reported  herein,  651,070  Shares are held  directly by the Lion Fund,  531,318
Shares are held  directly  by WSC and 100 Shares are held  directly by Philip L.
Cooley.

         Each of the  Reporting  Persons may be deemed to have the sole power to vote or direct the vote of 0 Shares  and the shared  power to vote or direct the vote of 1,182,488 Shares.

         Each of the  Reporting  Persons may be deemed to have the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,182,488 Shares.

         Except as set forth on  Schedule B, there were no  transactions  in the
Shares by the Reporting  Persons during the last 60 days other than as set forth in prior amendments to this Schedule 13D. All of such transactions were effected in the open market.

         The Reporting Persons specifically disclaim beneficial ownership of the
Shares reported herein except to the extent of their pecuniary interest therein.

         Item 7 is hereby amended to add the following exhibits:

         A.       Press  Release,  dated  January  2, 2007  (filed  herewith  as
                  Exhibit A).

         B.       Joint  Filing  Agreement  by and  among  The Lion  Fund  L.P.,
                  Biglari Capital Corp.,  Sardar Biglari,  Western Sizzlin Corp.
                  and Philip L. Cooley dated January 4, 2007 (filed  herewith as
                  Exhibit B).

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 9 of 14 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 4, 2007                     THE LION FUND L.P.

                                             By: Biglari Capital Corp.
                                                 General Partner

                                             By: /s/ Sardar Biglari
                                                 -------------------------------
                                                 Sardar Biglari, Chief Executive Officer

                                             BIGLARI CAPITAL CORP.

                                             By: /s/ Sardar Biglari
                                                 -------------------------------
                                                 Sardar Biglari, Chief Executive Officer

                                             /s/ Sardar Biglari
                                             -----------------------------------
                                             SARDAR BIGLARI

                                             WESTERN SIZZLIN CORP.

                                             By: /s/ Robyn B. Mabe
                                                 -------------------------------
                                                 Robyn B. Mabe, Chief Financial Officer

                                             /s/ Philip L. Cooley
                                             -----------------------------------
                                             PHILIP L. COOLEY

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 10 of 14 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF WESTERN SIZZLIN CORP.
            ---------------------------------------------------------

   NAME AND POSITION WITH                    PRESENT PRINCIPAL                    BUSINESS
      WESTERN SIZZLIN                           OCCUPATION                         ADDRESS
      ---------------                           ----------                         -------

Sardar Biglari, Chairman of the        Chairman of the Board and Chief       c/o The Lion Fund L.P.
Board                                  Executive Officer of Biglari          9311 San Pedro Avenue, Suite 1440
                                       Capital Corp., an investment          San Antonio, Texas 78216
                                       management firm

Philip L. Cooley, Vice Chairman        Prassel Distinguished Professor of    c/o Trinity University
of the Board                           Business at Trinity University, San   One Trinity Place
                                       Antonio, Texas                        San Antonio, Texas 78212

Titus W. Greene, Director              Director of Western Sizzlin Corp.,    c/o Western Sizzlin Corp.
                                       an operator and/or franchiser of      1338 Plantation Road
                                       restaurants                           Roanoke, Virginia 24012

Jonathan Dash, Director                President of Dash Acquisitions,       c/o Dash Acquisitions, LLC
                                       LLC, an investment management         183 Rodeo Drive
                                       company                               Beverly Hills, California 90212

James C. Verney, President and         President and Chief Executive         c/o Western Sizzlin Corp.
Chief Executive Officer                Officer of Western Sizzlin Corp.,     1338 Plantation Road
                                       an operator and/or franchiser of      Roanoke, Virginia 24012
                                       restaurants

Robyn B. Mabe, Vice President,         Vice President, Chief Financial       c/o Western Sizzlin Corp.
Chief Financial Officer and            Officer and Secretary / Treasurer     1338 Plantation Road
Secretary / Treasurer                  of Western Sizzlin Corp., an          Roanoke, Virginia 24012
                                       operator and/or franchiser of
                                       restaurants

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 11 of 14 Pages
----------------------                                    ----------------------

                                   SCHEDULE B

 TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS DURING THE PAST 60 DAYS NOT
 -------------------------------------------------------------------------------
           OTHERWISE REPORTED IN PRIOR AMENDMENTS TO THE SCHEDULE 13D
           ----------------------------------------------------------

Shares of Common Stock              Price Per                           Date of
      Purchased                     Share ($)                           Purchase
      ---------                     ---------                           --------

                                PHILIP L. COOLEY
        100                           10.49                             11/08/06

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 12 of 14 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT A

PRESS RELEASE

  SARDAR BIGLARI ISSUES STATEMENT; LION FUND GROUP AND FRIENDLY ICE CREAM CORP.
                    UNABLE TO REACH AGREEMENT ON BOARD SEATS

ROANOKE, Va., Jan. 2 /PRNewswire-FirstCall/  -- Sardar Biglari,  Chairman of The
Lion Fund, L.P. and Western  Sizzlin Corp.  (OTC Bulletin  Board:  WSZL - News),
issued the following statement:

On September 20, 2006, we asked the Friendly Ice Cream Corp.  (Amex: FRN - News)
for two  board  seats  in  order  for us to  serve  the  best  interests  of all shareholders.  Three months later,  on December 20, 2006, the company offered us two board seats with a major restriction which would limit our ability to act in the best interests of the company's stockholders. In light of the company's poor performance  and total  disregard  for proper  corporate  governance,  we cannot accept restrictions on our ability to hold the existing board and its management accountable for the company's performance.  Nevertheless,  on December 21, 2006, we informed the company  that we would  accept its offer,  but only if the board agreed to place a binding management  proposal on the 2007 annual meeting agenda to  declassify  the board,  that is, to make the  election of the entire board a yearly  occurrence.  This change would  represent a  significant  start  towards improving  the  corporate  governance  of  the  company  and  making  the  board answerable to the stockholders, the true owners of the company.

Research  indicates  that a classified  board  diminishes the value of a company
because  that  system  obstructs  directors'   accountability  to  shareholders.
Unfortunately,  earlier  today,  the board rejected our  recommendation  with no clear  explanation of its refusal to declassify  the staggered  board -- another marker of its poor business judgment.

The cost of an entrenched board is weighing heavily on Friendly's  value. If the board were concerned about acting in the best interest of shareholders, it would have already  acted on our previous  request to grant us two board seats without restrictions,  or the board would have  accepted our  recommendation  to put the declassification of the board to a binding shareholder  proposal.  Either action would have avoided a costly and distracting proxy battle, which as a last resort we are now forced to wage.  We are  confident  that  stockholders  will  support constructive  change  when we seek  their  votes in 2007 to elect  our  director nominees. No rhetoric can overcome the record of this board. We own; we care.

THIS  COMMUNICATION  IS NOT A  SOLICITATION  OF A PROXY  WHICH  MAY BE DONE ONLY
PURSUANT TO A DEFINITIVE PROXY  STATEMENT.  STOCKHOLDERS ARE ADVISED TO READ THE
PROXY  STATEMENT AND OTHER DOCUMENTS  RELATED TO THE  SOLICITATION OF PROXIES BY
THE LION FUND L.P., BIGLARI CAPITAL CORP., WESTERN SIZZLIN CORP., SARDAR BIGLARI
AND PHILIP L. COOLEY FROM THE  SHAREHOLDERS  OF FRIENDLY ICE CREAM  CORPORATION,
FOR USE AT ITS 2007 ANNUAL MEETING OF  STOCKHOLDERS  WHEN THEY BECOME  AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT  INFORMATION.  WHEN COMPLETED,  A DEFINITIVE
PROXY  STATEMENT AND A FORM OF PROXY WILL BE MAILED TO  STOCKHOLDERS OF FRIENDLY

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 13 of 14 Pages
----------------------                                    ----------------------

ICE CREAM  CORPORATION  AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND
EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, COPIES OF THE
PROXY  STATEMENT  AND OTHER  DOCUMENTS  WILL BE  PROVIDED  WITHOUT  CHARGE  UPON
REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO OUR PROXY SOLICITOR, MORROW &
CO., INC. AT ITS TOLL-FREE NUMBER (800) 607-0088.  THE PARTICIPANTS IN THE PROXY
SOLICITATION  ARE  ANTICIPATED TO BE THE LION FUND L.P.,  BIGLARI CAPITAL CORP.,
WESTERN SIZZLIN CORP., SARDAR BIGLARI AND PHILIP L. COOLEY (THE "PARTICIPANTS").
INFORMATION  REGARDING  CERTAIN OF THE  PARTICIPANTS,  INCLUDING THEIR DIRECT OR
INDIRECT  INTERESTS,  BY SECURITY  HOLDINGS OR  OTHERWISE,  IS  CONTAINED IN THE
SCHEDULE 13D FILED BY THEM WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST
7, 2006 WITH  RESPECT  TO  FRIENDLY  ICE CREAM  CORPORATION,  AS  AMENDED,  MOST
RECENTLY ON DECEMBER  18,  2006.  THAT  SCHEDULE  13D, AS AMENDED,  IS CURRENTLY
AVAILABLE AT NO CHARGE ON THE  SECURITIES AND EXCHANGE  COMMISSION'S  WEBSITE AT
HTTP://WWW.SEC.GOV.  AS OF  JANUARY  2, 2007,  EACH OF THE  PARTICIPANTS  MAY BE
DEEMED TO  BENEFICIALLY  OWN  1,182,388  SHARES OF COMMON  STOCK OF FRIENDLY ICE
CREAM CORPORATION.  EACH OF THE PARTICIPANTS  DISCLAIMS  BENEFICIAL OWNERSHIP OF
SUCH SHARES EXCEPT TO THE EXTENT OF HIS/ITS PECUNIARY INTEREST THEREIN.

Source: Western Sizzlin Corp.

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 14 of 14 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT B

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on  Schedule  13D dated  January 4, 2007
(including  amendments thereto) with respect to the Common Stock of Friendly Ice
Cream  Corporation.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:   January 4, 2007                     THE LION FUND L.P.

                                             By: Biglari Capital Corp.
                                                 General Partner

                                             By: /s/ Sardar Biglari
                                                 -------------------------------
                                                 Sardar Biglari, Chief Executive Officer

                                             BIGLARI CAPITAL CORP.

                                             By: /s/ Sardar Biglari
                                                 -------------------------------
                                                 Sardar Biglari, Chief Executive Officer

                                             /s/ Sardar Biglari
                                             -----------------------------------
                                             SARDAR BIGLARI

                                             WESTERN SIZZLIN CORP.

                                             By: /s/ Robyn B. Mabe
                                                 -------------------------------
                                                 Robyn B. Mabe, Chief Financial Officer

                                             /s/ Philip L. Cooley
                                             -----------------------------------
                                             PHILIP L. COOLEY